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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

March 11, 2022

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust II (the “Registrant”)

SEC File Nos. 333-261420 and 811-23757

Registration Statement on Form N-1A

Dear Ms. Lithotomos:

This letter responds to the comments provided electronically on December 22, 2021 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on November 30, 2021 on behalf of Goldman Sachs MarketBeta U.S. 1000 Equity ETF (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, auditor information, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the Registration Statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response 1. The Registrant confirms that the Fund will complete or update all information that is currently in brackets or missing in the Registration Statement, including exhibits, in subsequent amendments. The Registrant will consider any additional comments made in connection with the SEC staff’s review of the Registration Statement, disclosures made in response to this letter, supplemental information, or exhibits added in any pre-effective amendments.

Ms. Valerie Lithotomos March 11, 2022 Page 2

Comment 2. Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response 2. The Registrant confirms that the Fund’s sponsor or an affiliate will provide the Registrant with the initial seed capital of $100,000 required under Section 14 of the 1940 Act in connection with a public offering of securities. The Investment Adviser may, however, separately enter into arrangements with third party seed investors to provide seed capital in an amount sufficient to support the launch of the Fund or other individual series of the Registrant.

Comment 3. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response 3. The Registrant confirms that it has not submitted and does not currently expect to submit any exemptive applications or no-action requests in connection with this Registration Statement.

Comment 4. Please include the ticker symbols in EDGAR. [Regulation S-T, Rule 313(b)(1).]

Response 4. The Registrant confirms that the Fund’s ticker symbol will be included in EDGAR when available.

Comment 5. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

Response 5. The Registrant acknowledges the comment and has addressed it accordingly.

Prospectus

Front Cover Page

Comment 6. Please provide the statement concerning the availability of reports to shareholders required by Rule 498(b)(1)(vii) under the Securities Act.

Ms. Valerie Lithotomos March 11, 2022 Page 3

Response 6. The Registrant notes that Rule 498(b)(1)(vii) requires the inclusion of the required statement concerning the availability of reports to shareholders on the front cover of a registered fund intending to rely on Rule 30e-3, “if applicable.” In this situation, the inclusion of such statement is not applicable because Rule 30e-3 permits new funds that commence operations after January 1, 2021 to begin relying on Rule 30e-3 from the date the fund first publicly offers its shares without including the required disclosures applicable to funds existing prior to January 1, 2021 that seek to rely on Rule 30e-3. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Fee Table and Expenses

Comment 7. The section titled “Other Investment Practices and Securities” states that the Fund may also invest in investment companies (including ETFs). Please confirm supplementally that “acquired fund fees and expenses” (“AFFE”) will not exceed 0.01% of the average net assets of the Fund. Alternatively, if AFFE will exceed 0.01% of the average net assets of the Fund, please include a line item in the fee table for AFFE in accordance with Item 3, Instr. 3(f) of Form N-1A.

Response 7. The Fund confirms that “Acquired Fund Fees and Expenses” are not expected to exceed 0.01% of the average net assets of the Fund during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

Comment 8. The first sentence states that the Fund seeks to track the investment results of the Solactive GBS United States 1000 Index (the “Index”). Please provide us with the index methodology for the Index. We may have more comments after reviewing your response.

Response 8. The Registrant previously submitted a correspondence dated February 16, 2022 containing the draft index methodology white paper for the Index.

Comment 9. The last sentence of the fifth paragraph states that the Investment Adviser has discretion to invest in “securities not in the Fund’s Index.” Please identify the types of securities that are not included in the Index that the Fund will invest in as part of its principal investment strategies. Please also disclose the circumstances in which the Investment Adviser would choose to invest in securities not included in the Index. As applicable, please disclose the corresponding risks of such investments in the Principal Risks.

Ms. Valerie Lithotomos March 11, 2022 Page 4

Response 9. The Registrant notes that, as currently disclosed in the Prospectus, while the Fund normally invests in Index constituents as its principal investment strategy, the Investment Adviser reserves the discretion to underweight or overweight a security in the Index, purchase securities not in the Index or utilize various combinations of other available investment techniques. The Registrant further notes that the Fund’s Tracking Error Risk disclosure responsive to Item 9 of Form N-1A currently discloses the risks related to potential deviations between the Fund’s portfolio and the Index. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 10. The first sentence of the eighth paragraph states that the Fund may concentrate its investments in a particular industry or group of industries to the extent the Index is concentrated. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index and the Fund are concentrated. Additionally, if concentrated, in the “Summary-Principal Risks of the Fund” section, please disclose the corresponding risks of such industry or group of industries. If the Fund will be concentrated in a particular industry or group of industries because the Index tracked is always concentrated in such industry(ies), please disclose whether the Fund maintains discretion regarding whether the Fund will concentrate in that industry or group of industries.

Response 10. The Registrant respectfully acknowledges the comment and supplementally confirms that that the Index is not currently expected to be concentrated in a particular industry or group of industries. In addition, the Registrant notes that Form N-1A only requires a fund to disclose its policy to concentrate in securities of issuers in a particular industry or group of industries, not whether the underlying index tracked by such fund is concentrated in a particular industry or group of industries. Because the Fund currently discloses that it may concentrate its investments in a particular industry or group of industries to the extent the Index is concentrated, the Registrant believes that the Fund complies with the requirements of Form N-1A. In addition, because the industry or group of industries in which the Index is concentrated may vary at any given time, it is not possible for the Fund to identify and maintain updated disclosure regarding such industry or group of industries in the Registration Statement.

Principal Risks of the Fund – Pages 3-4

Comment 11. The last sentence of the first paragraph states that the order of the risk factors is alphabetical and not in the order of importance or potential exposure. Please order the risks in order of importance, with the most significant risks appearing first, and revise this sentence to reflect this re-ordering. See ADI 2019-08 (Improving Principal Risks Disclosure).

Response 11. The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

Ms. Valerie Lithotomos March 11, 2022 Page 5

Comment 12. The Market Trading Risk states that any of these factors may lead to the Fund’s shares trading at a premium or discount to NAV. Please disclose the consequence to buyers and sellers of Fund Shares trading at a premium or discount to NAV (i.e., that an investor may pay more for, or receive less than, the underlying value of the Shares).

Response 12. The sixth sentence of the “Summary–Principal Risks of the Fund–Market Trading Risk” and the fourth sentence of the “Risks of the Fund–Market Trading Risk” has been revised as follows:

If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may pay more for, or receive less than, the underlying value of the Shares, respectively.

Comment 13. The Stock Risk references foreign stock markets. Please consider revising this reference in light of the Fund’s focus on securities in the United States.

Response 13. The Registrant has revised the disclosure to remove references to foreign stock markets in response to this comment.

Comment 14. Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (e.g., the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

Response 14. The Registrant acknowledges the comment; however, it does not believe the risks mentioned above are principal risks of investing in the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 15. Please consider adding a risk factor addressing cybersecurity risk.

Response 15. The Registrant acknowledges the comment; however, it does not believe that cybersecurity is a principal risk for the Fund. In addition, the Registrant notes that the Fund currently has disclosure regarding cybersecurity risk under the “Description of Investment Securities and Practices–Special Note Regarding Operational, Cyber Security and Litigation Risks” section of the Statement of Additional Information (“SAI”). Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Ms. Valerie Lithotomos March 11, 2022 Page 6

Portfolio Management – Page 4

Comment 16. Please provide the length of service of each portfolio manager by date (month and year) rather than simply stating “since the Fund’s inception.” See Item 5(b) of Form N-1A.

Response 16. The Registrant has revised the disclosure accordingly.

Other Investment Practices – Derivatives Instruments and Derivatives Risk – Pages 6-7

Comment 17. Please revise your derivatives disclosure to describe the actual derivative instruments and associated principal risks that the Fund anticipates using to achieve its investment objectives. For example, given that you mention futures (including index futures), swaps, and other derivatives on page 6, please add disclosure where appropriate. Please advise or revise. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response 17. The Registrant acknowledges the comment and notes that, consistent with the Fund’s current disclosure, use of derivatives is not expected to be a principal investment strategy of the Fund. However, the Fund reserves the ability to utilize futures (including index futures), swaps, and other derivatives, consistent with the Fund’s principal investment strategy and risks. The risks associated with the use of such derivatives are currently disclosed in the Fund’s Derivatives Risk disclosure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Appendix A – Additional Information on Portfolio Risks, and Techniques

Comment 18. Please confirm that “Appendix A” will be included as an integral part of the Prospectus. Also, please clarify why this section is labeled an appendix.

Response 18. The Registrant confirms that Appendix A is an integral part of the Prospectus. In addition, the Registrant notes that this section is labeled as an appendix in order to distinguish it from other sections of the Prospectus that are the primary strategies and risk disclosures of the Fund (i.e., disclosures responsive to Items 4 and 9 of Form N-1A).

Ms. Valerie Lithotomos March 11, 2022 Page 7

Statement of Additional Information

Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units – Page B-59

Comment 19. Please delete the statement that the Fund reserves the “absolute” right to reject or revoke creation orders if “(iv) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund... [or] (ii) the acceptance of the Fund Deposit would, in the discretion of the Fund or the Investment Adviser, have an adverse effect on the Fund or the rights of beneficial owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response 19. The disclosure referenced above has been revised as follows:

The Trust and the Distributor reserve the ~~absolute~~ right to reject or revoke a purchase order for any reason, provided that such action does not result in a suspension of sales of creation units in contravention of Rule 6c-11 and the SEC’s positions thereunder. For example, the Trust and the Distributor may reject or revoke acceptance of a creation order ~~transmitted to it in respect to the Fund, for example if:~~, including, but not limited to, when (i) the order is not in proper form ~~in accordance with the procedures set forth in the Participant Agreement~~; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii~~) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund; (iv~~) acceptance of the Fund

Ms. Valerie Lithotomos March 11, 2022 Page 8

Deposit would, in the opinion of ~~counsel~~the Fund, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Investment Adviser, have an adverse effect on the Trust or the rights of beneficial owners of the Fund;~~ or (~~vi~~iv) in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or the Investment Adviser make it ~~for all practical purposes impossible~~impracticable to process creation orders.

Investment Restrictions – Page B-25

Comment 20. In the Fundamental Investment Restrictions, pursuant to Form N-1A Item 16(c)(1)(iv), please revise to add “or group of industries” in fundamental policy 1.

Response 20. The Registrant has revised the disclosure accordingly.

Part C: Other Information

Comment 21. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019 at https://www.sec.gov/rules/final/2019/33-10618.pdf 78; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.).

Response 21. The Registrant confirms that the Fund will comply with Fast Act requirements.

Comment 22. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “Not applicable.” Please advise or revise.

Response 22. The Registrant notes that the Fund will raise its initial capital pursuant to Section 14(a)(1) of the 1940 Act rather than Section 14(a)(3). Accordingly, the Registrant is not required to provide an undertaking under Item 35 of Form N-1A.

Comment 23. Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item 28 of Form N-1A.

Response 23. The Registrant acknowledges the comment.

Ms. Valerie Lithotomos March 11, 2022 Page 9

ACCOUNTING COMMENTS

Comment 24. We note that the fee table and expense example are incomplete and the seed financial statements and consent will be filed by amendment.

Response 24. The Registrant confirms that the fee table and expense table will be completed by amendment and that the seed financial statements and consent will be filed by amendment.

Comment 25. We note that the Fund has a unitary fee structure. Please file the agreements with service providers for our review in the next amendment.

Response 25. The Registrant confirms that the agreements with the Fund’s service providers will be filed by amendment.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Stephanie Chaung, Goldman Sachs & Co. LLC

Vince Nguyen, Dechert LLP